Exhibit 21.1

SUBSIDIARIES OF ITUS CORPORATION
Name of Company and Name Doing Business	Jurisdiction of Organization
CopyTele International Ltd.	British Virgin Islands
CopyTele Marketing Inc.	British Virgin Islands
ITUS Patent Acquisition Corporation	State of Delaware
J-Channel Industries Corporation	State of Delaware
Loyalty Conversion Systems Corporation	State of Delaware
Secure Web Conference Corporation	State of Delaware
Encrypted Cellular Communications Corporation	State of Delaware
Auction Acceleration Corp.	State of Delaware
Cyber Instruments Technologies Corporation.	State of Delaware
Anixa Diagnostics Corporation	State of Delaware
VPN Multicasting Technologies LLC	State of Texas